October 27, 2021

Dentons Canada S.E.N.C.R.L.

1 Place Ville Marie, Suite 3900

Montréal, Québec H3B 4M7

Re:  TENET FINTECH GROUP INC.

Common Shares: ISIN/CUSIP: CA88035N1033/88035N103

Warrants: ISIN/CUSIP: CA88035N1116/88035N111

Dear Sirs,

We hereby confirm that TSX Trust Company has been duly appointed Transfer Agent and Registrar for the Common Shares and Warrants of Tenet Fintech Group Inc. at our offices in Montréal and Co-Transfer Agent at our offices in Toronto.

We further confirm that we are in a position to process transfers and to make prompt delivery of share and warrant certificates with no fee to presentors for transfers.

Yours very truly,

TSX TRUST COMPANY

Francine Beauséjour

Relationship Manager

Telephone No: 514-285-8820

E-mail:fbeausejour@astfinancial.com

2001 Robert-Bourassa Blvd., Suite 1600, Montreal, QC H3A 2A6 T 514.285.8800	TSXTRUST.COM/SUPPORT